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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Blue Rhino Corporation

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

095811105

(Cusip Number)

Donald W. Hughes
Camden Partners, Inc.
One South Street, Suite 2150
Baltimore, MD 21202
410-895-3800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 8, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 095811105	13D	Page 2 of 20 Pages

1.	Name of Reporting Person: Camden Partners Strategic Fund II-A, L.P.		I.R.S. Identification Nos. of above persons (entities only): 06-1589837

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 (a)

		8.	Shared Voting Power: 1,536,148 (a)(b)

		9.	Sole Dispositive Power: 0 (a)

		10.	Shared Dispositive Power: 1,536,148 (a)(b)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,536,148 (a)(b)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 8.6% (a)

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 095811105	13D	Page 3 of 20 Pages

1.	Name of Reporting Person: Camden Partners Strategic Fund II-B, L.P.		I.R.S. Identification Nos. of above persons (entities only): 06-1589834

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 (a)

		8.	Shared Voting Power: 1,536,148 (a)(b)

		9.	Sole Dispositive Power: 0 (a)

		10.	Shared Dispositive Power: 1,536,148 (a)(b)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,536,148 (a)(b)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 8.6% (a)

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 095811105	13D	Page 4 of 20 Pages

1.	Name of Reporting Person: Strategic Associates, L.P.		I.R.S. Identification Nos. of above persons (entities only): 52-1991689

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 (a)

		8.	Shared Voting Power: 1,536,148 (a)(b)

		9.	Sole Dispositive Power: 0 (a)

		10.	Shared Dispositive Power: 1,536,148 (a)(b)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,536,148 (a)(b)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 8.6% (a)

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 095811105	13D	Page 5 of 20 Pages

1.	Name of Reporting Person: Cahill, Warnock Strategic Partners, L.P.		I.R.S. Identification Nos. of above persons (entities only): 52-1970604

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 (a)

		8.	Shared Voting Power: 1,536,148 (a)(b)

		9.	Sole Dispositive Power: 0 (a)

		10.	Shared Dispositive Power: 1,536,148 (a)(b)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,536,148 (a)(b)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 8.6% (a)

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 095811105	13D	Page 6 of 20 Pages

1.	Name of Reporting Person: Camden Partners Strategic II, LLC		I.R.S. Identification Nos. of above persons (entities only): 06-1589836

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 (a)

		8.	Shared Voting Power: 1,536,148 (a)(b)

		9.	Sole Dispositive Power: 0 (a)

		10.	Shared Dispositive Power: 1,536,148 (a)(b)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,536,148 (a)(b)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 8.6% (a)

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 095811105	13D	Page 7 of 20 Pages

1.	Name of Reporting Person: David L. Warnock		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 (a)

		8.	Shared Voting Power: 1,536,148 (a)(b)

		9.	Sole Dispositive Power: 0 (a)

		10.	Shared Dispositive Power: 1,536,148 (a)(b)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,536,148 (a)(b)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 8.6% (a)

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 095811105	13D	Page 8 of 20 Pages

1.	Name of Reporting Person: Donald W. Hughes		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 (a)

		8.	Shared Voting Power: 1,536,148 (a)(b)

		9.	Sole Dispositive Power: 0 (a)

		10.	Shared Dispositive Power: 1,536,148 (a)(b)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,536,148 (a)(b)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 8.6% (a)

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 095811105	13D	Page 9 of 20 Pages

1.	Name of Reporting Person: Richard M. Johnston		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 (a)

		8.	Shared Voting Power: 1,536,148 (a)(b)

		9.	Sole Dispositive Power: 0 (a)

		10.	Shared Dispositive Power: 1,536,148 (a)(b)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,536,148 (a)(b)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 8.6% (a)

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 095811105	13D	Page 10 of 20 Pages

1.	Name of Reporting Person: Richard M. Berkeley		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 (a)

		8.	Shared Voting Power: 1,536,148 (a)(b)

		9.	Sole Dispositive Power: 0 (a)

		10.	Shared Dispositive Power: 1,536,148 (a)(b)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,536,148 (a)(b)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 8.6% (a)

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 095811105	13D	Page 11 of 20 Pages

1.	Name of Reporting Person: Edward L. Cahill		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 (a)

		8.	Shared Voting Power: 1,536,148 (a)(b)

		9.	Sole Dispositive Power: 0 (a)

		10.	Shared Dispositive Power: 1,536,148 (a)(b)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,536,148 (a)(b)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 8.6% (a)

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 095811105	13D	Page 12 of 20 Pages

(a)	Does not include shares held by other parties to the Voting Agreement described below in Item 3 of this Schedule 13D. As a result of the Voting Agreement, each of the Reporting Persons may be deemed to share the power to vote and the power to dispose of its shares with Billy D. Prim, Andrew J. Filipowski, Malcolm R. McQuilkin, and FCI Trading Corp., the other parties to the Voting Agreement. The aggregate number of shares of Blue Rhino Common Stock subject to the Voting Agreement is 4,793,825, which represents approximately 26.8% of the aggregate number of shares of the Blue Rhino Common Stock issued and outstanding. However, the Reporting Persons expressly disclaim beneficial ownership of the shares of Blue Rhino common stock held by Mr. Prim, Mr. Filipowski and Mr. McQuilkin, and nothing herein shall be deemed to be an admission by the Reporting Persons as to the existence of a group or as to the beneficial ownership of any such shares held by other parties to the Voting Agreement. Also, does not include 19,673 shares issuable upon options held by David L. Warnock and exercisable within 60 days of the date of this Schedule 13D.

(b)	Includes 1,406,620 shares of Common Stock held by Camden Partners Strategic Fund II-A, L.P. and 83,444 shares of Common Stock held by Camden Partners Strategic Fund II-B, L.P., for which Camden Partners Strategic II, LLC serves as general partner. Also includes 46,084 shares of Common Stock held by Strategic Associates, L.P., which is an affiliate of Camden Partners Strategic II, LLC. See Item 5.

CUSIP No. 095811105	13D	Page 13 of 20 Pages

Introductory Note

     This Amendment No. 1 to Schedule 13D hereby amends and restates that certain Statement on Schedule 13D filed by the Reporting Persons on March 15, 2002.

     The Reporting Persons are filing this Amendment No. 1 to Schedule 13D because of the existence of the Voting Agreement described in Item 3 below, as a result of which the Reporting Persons may be deemed to share the power to vote and the power to dispose of their shares with Billy D. Prim, Andrew J. Filipowski, Malcolm R. McQuilkin, and FCI Trading Corp., the other parties to the Voting Agreement. However, the Reporting Persons expressly disclaim beneficial ownership of the shares of Blue Rhino Common Stock held by Mr. Prim, Mr. Filipowski, and Mr. McQuilkin, and nothing herein shall be deemed to be an admission by the Reporting Persons as to the existence of a group or as to the beneficial ownership of any such shares held by other parties to the Voting Agreement.

Item 1. Security and Issuer

(a)	Name of Issuer: Blue Rhino Corporation

(b)	Address of Issuer’s Principal Executive Offices:

104 Cambridge Plaza Drive Winston-Salem, North Carolina 27104

(c)	Title of Class of Equity Securities to which this Statement relates:

Common Stock, $.001 par value per share, of the Company (the “Common Stock”).

Item 2. Identity and Background

     This joint statement is filed by and on behalf of the following Reporting Persons signing this Schedule 13D and hereafter referred to as the “Reporting Persons”: Camden Partners Strategic Fund II-A, L.P. (“Fund II-A”), Camden Partners Strategic Fund II-B, L.P. (“Fund II-B”), Camden Partners Strategic II, LLC (“Strategic II”), Strategic Associates, L.P. (“Strategic Associates”), Cahill, Warnock Strategic Partners, L.P. (“Strategic Partners”), and Messrs. David L. Warnock (“Warnock”), Donald W. Hughes (“Hughes”), Richard M. Johnston (“Johnston”), Richard M. Berkeley (“Berkeley”), and Edward L. Cahill (“Cahill”). Strategic II is the general partner of each of Fund II-A and Fund II-B. Messrs. Warnock, Hughes, Johnston and Berkeley are the Managing Members of Strategic II. Strategic Partners is the general partner of Strategic Associates. Messrs Cahill, Warnock and Hughes are the general partners of Strategic Partners.

     The Reporting Persons have their principal offices and places of business at One South Street, Suite 2150, Baltimore, Maryland 21202.

     The state of organization of each of Fund II-A, Fund II-B, Strategic II, Strategic Associates and Strategic Partners is Delaware. Each of Berkeley, Cahill, Hughes, Johnston and Warnock is a citizen of the United States of America. The principal business of Fund II-A, Fund II-B and Strategic Associates is to make private equity investments in micro-cap companies seeking capital for expansion or undergoing a restructuring of ownership. The principal business of Strategic II is to act as the sole general partner of Fund II-A and Fund II-B. The principal business of Strategic Partners is to act as the sole general partner of Strategic Associates. The principal occupations of Warnock and Hughes are their activities on behalf

CUSIP No. 095811105	13D	Page 14 of 20 Pages

of Fund II-A, Fund II-B, Strategic Associates and Strategic Partners. The principal occupations of Berkeley and Johnston are their activities on behalf of Fund II-A, Fund II-B and Strategic Associates. The principal occupation of Cahill is his activity on behalf of Strategic Associates and Strategic Partners and acting as principal of HLM Management.

     During the last five years, none of the Reporting Persons has (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal (U.S.A.) or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     On February 8, 2004, Blue Rhino entered into an Agreement and Plan of Merger dated as of February 8, 2004 (the “Merger Agreement”) by and among FCI Trading Corp., Diesel Acquisition LLC (“Merger Sub”), Ferrell Companies, Inc. (“FCI”) and Blue Rhino. Pursuant to the terms and conditions of the Merger Agreement, Merger Sub will be merged with and into the Company (the “Merger”), with Blue Rhino being the surviving corporation in the Merger. Each outstanding share of Blue Rhino Common Stock will be converted into the right to receive a cash payment of $17.00.

     As an inducement for FCI, FCI Trading Corp. and Merger Sub to enter into the Merger Agreement, each of Billy D. Prim, Andrew J. Filipowski, Malcolm R. McQuilkin, Camden Partners Strategic Fund II-A, L.P., Camden Partners Strategic Fund II-B, L.P. and Strategic Associates, L.P. (each a “Voting Stockholder” and, collectively, the “Voting Stockholders”) entered into a Voting Agreement dated as of February 8, 2004 (the “Voting Agreement”), with and for the benefit of FCI Trading Corp., whereby the Stockholders agreed to vote in favor of the Merger and to approve and adopt the Merger Agreement and the transactions contemplated thereby. An aggregate of 4,793,825 shares of Blue Rhino Common Stock are subject to the terms of the Voting Agreement, representing approximately 26.8% of the outstanding shares of Blue Rhino Common Stock entitled to vote.

     No additional consideration was paid by or to the Voting Stockholders in connection with their execution and delivery of the Voting Agreement separate and apart from the consideration to such Stockholders pursuant to the Merger and the transactions related thereto.

     For a description of the Voting Agreement, see “Item 4. Purpose of the Transaction” below. References to, and descriptions of, the Merger, the Merger Agreement and the Voting Agreement set forth herein are qualified in their entirety by reference to the Merger Agreement and the Voting Agreement, the terms of each of which are incorporated herein by reference to Exhibits 2 and 3 of this Schedule 13D, respectively.

     The information in the Introductory Note of this Statement is incorporated by reference in this Item 3.

Item 4. Purpose of Transaction

     The information concerning the Merger contained in Item 3 is incorporated by reference in this Item 4. The information in the Introductory Note of this Statement is incorporated by reference in this Item 4.

CUSIP No. 095811105	13D	Page 15 of 20 Pages

     Pursuant to the Voting Agreement, each Voting Stockholder has agreed, among other things, during any time prior to the effective time of the Merger while the Voting Agreement is in effect, to vote or to cause to be voted, or provide a consent with respect to, all shares of Blue Rhino Common Stock beneficially owned by such Voting Stockholder that are subject to the Voting Agreement (the “Owned Shares”), at any annual or special meeting of stockholders of Blue Rhino or action by written consent where such matters arise (i) in favor of the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement; (ii) against any action or agreement that would (A) result in a breach of any covenant, representation or warranty or any other obligation or agreement of Blue Rhino under the Merger Agreement or of the Voting Stockholders under the Voting Agreement or (B) impede, interfere with, delay, postpone or adversely affect the Merger or the transactions contemplated by the Merger Agreement or the Voting Agreement; and (iii) against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement and the Voting Agreement): (I) any extraordinary corporate transaction, such as a recapitalization, merger, consolidation or other business combination involving Blue Rhino and/or any of its subsidiaries (the “Subject Companies”), (II) any sale, lease or transfer of a material amount of the assets or business of the Subject Companies; and (III) any other action that is intended or could reasonably be expected to impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the transactions contemplated by the Merger Agreement or the Voting Agreement or the contemplated economic benefits of any of the foregoing.

     Pursuant to the Voting Agreement, each Voting Stockholder has agreed to grant, at the request of Blue Rhino, an irrevocable proxy to vote or, if applicable, to give consent with respect to, all of such Voting Stockholder’s Owned Shares, with regard to any of the matters referred to in the immediately preceding paragraph. In addition, each Voting Stockholder has agreed not to, directly or indirectly, sell, transfer, grant any proxies or powers of attorney, pledge or otherwise dispose of such Voting Stockholder’s Owned Shares, or take any action in its capacity as a Voting Stockholder that would make any representation or warranty of the Voting Stockholders contained in the Voting Agreement untrue or incorrect or would result in a breach by the Voting Stockholders of their obligations under the Voting Agreement or a breach by Blue Rhino of its obligations under the Merger Agreement.

     The Voting Agreement will terminate upon termination of the Merger Agreement.

     The purpose of entering into the Voting Agreement was an inducement for FCI, FCI Trading Corp. and Merger Sub to enter into the Merger Agreement.

     The foregoing discussion is qualified in its entirety by reference to the Merger Agreement and the Voting Agreement, the terms of each of which are incorporated herein by reference to Exhibits 2 and 3 of this Schedule 13D, respectively.

     Except as set forth above, none of the Reporting Persons has any plans or proposals which relate to or would result in any of the actions specified in (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Amount beneficially owned: 1,536,148 (a)(b)

Percent of class: 8.6%(a)

Number of shares as to which person has:

CUSIP No. 095811105	13D	Page 16 of 20 Pages

(i) Sole power to vote or to direct the vote: 0 (a)

(ii) Shared power to vote or to direct the vote: 1,536,148 (a)(b)

(iii) Sole power to dispose or to direct the disposition of: 0 (a)

(iv) Shared power to dispose or to direct the disposition of: 1,536,148 (a)(b)

(a)	Does not include shares held by other parties to the Voting Agreement described in Item 3 of this Schedule 13D. As a result of the Voting Agreement, each of the Reporting Persons may be deemed to share the power to vote and the power to dispose of its shares with Mr. Prim, Mr. Filipowski, Mr. McQuilkin, and FCI Trading Corp., the other parties to the Voting Agreement. The aggregate number of shares of Blue Rhino Common Stock subject to the Voting Agreement is 4,793,825, which represents approximately 26.8% of the aggregate number of shares of the Blue Rhino Common Stock issued and outstanding. However, the Reporting Persons expressly disclaim beneficial ownership of the shares of Blue Rhino Common Stock held by Mr. Prim, Mr. Filipowski and Mr. McQuilkin, and nothing herein shall be deemed to be an admission by the Reporting Persons as to the existence of a group or as to the beneficial ownership of any such shares held by other parties to the Voting Agreement. Also, does not include 19,673 shares issuable upon options held by Warnock and exercisable within 60 days of the date of this Schedule 13D.

(b)	Includes 1,406,620 shares of Common Stock held by Camden Partners Strategic Fund II-A, L.P. and 83,444 shares of Common Stock held by Camden Partners Strategic Fund II-B, L.P., for which Camden Partners Strategic II, LLC serves as general partner. Also includes 46,084 shares of Common Stock held by Strategic Associates, LP., which is an affiliate of Camden Partners Strategic II, LLC.

     The limited partnership agreement for each of Fund II-A and Fund II-B provide that any securities that are acquired by both Fund II-A and Fund II-B shall be sold or otherwise disposed of at substantially the same time, on substantially the same terms and in amounts proportionate to the size of each of their investments. Notwithstanding these provisions, there is no agreement between the two funds that provides the other with any right to enforce these provisions.

     Fund II-A and Fund II-B are the successor private equity funds to Strategic Associates. Although the general partner of Fund II-A and Fund II-B are different in name than the general partner of Strategic Associates, Strategic II and Strategic Partners have an identical group of individuals who make investment decisions for the Funds. Accordingly, Fund II-A, Fund II-B and Strategic Associates may be deemed to be members of a group pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended. Notwithstanding the foregoing, Strategic Associates, Fund II-A and Fund II-B (collectively, the “Funds”) each disclaim to be a member of a group.

     Because of their relationship as affiliated entities, the Funds may be deemed to own beneficially the Blue Rhino Common Stock held by the other Funds. As general partners of the Funds, Strategic II and Strategic Partners may be deemed to own beneficially the Common Stock of the Issuer held by the Funds. The amounts reported as beneficially owned reflect the ownership levels if the Funds beneficially owned the shares of Blue Rhino Common Stock held by all Funds, and Strategic II and Strategic Partners held the shares of Blue Rhino Common Stock owned of record by the Funds.

     As the Managing Members of Strategic II (the general partner of Fund II-A and Fund II-B), Berkeley, Hughes, Johnston and Warnock may be deemed to beneficially own the shares of Blue Rhino

CUSIP No. 095811105	13D	Page 17 of 20 Pages

Common Stock held of record by Fund II-A and Fund II-B. However, each of Berkeley, Hughes, Johnston and Warnock expressly disclaim beneficial ownership of all shares of Blue Rhino Common Stock owned of record by Fund II-A and Fund II-B.

     As the individual general partners of Strategic Partners (the general partner of Strategic Associates), Cahill, Hughes and Warnock may be deemed to beneficially own the shares of Blue Rhino Common Stock held of record by Strategic Associates. Each of Cahill, Hughes and Warnock expressly disclaim beneficial ownership of all shares of Blue Rhino Common Stock owned of record by Strategic Associates.

     Warnock is the beneficial owner of 19,673 shares issuable upon options exercisable within 60 days of the date of this Schedule 13D, which shares are not listed as beneficially owned by the Reporting Persons in this Item 5. Each of the Reporting Persons (except for Warnock) disclaims beneficial ownership with respect to Warnock’s option shares.

     Except as may be set forth in this statement, none of the Reporting Persons (i) beneficially owns any shares of Blue Rhino Common Stock or (ii) has been a party to any transaction in Blue Rhino Common Stock during the past sixty (60) days, other than Mr. Warnock receiving stock option grants pursuant to Blue Rhino’s Amended and Restated Stock Option Plan for Non-Employee Directors.

     The foregoing discussion is qualified in its entirety by reference to the Merger Agreement and the Voting Agreement, the terms of each of which are incorporated herein by reference to Exhibits 2 and 3 of this Schedule 13D, respectively.

     The information in the Introductory Note and Item 2 of this Statement is incorporated by reference in this Item 5.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

     The response in Item 5 describes the relationships among the Reporting Persons. Except as set forth in Item 5, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any Reporting Person and any other person with respect to any securities of Blue Rhino other than the Voting Agreement and other than stock option agreements between Blue Rhino and Mr. Warnock for the stock options described in Item 5 of this Schedule 13D The information contained in Items 3, 4 and 5 is incorporated herein by this reference.

     The foregoing discussion is qualified in its entirety by reference to the Merger Agreement and the Voting Agreement, the terms of each of which are incorporated herein by reference to Exhibits 2 and 3 of this Schedule 13D, respectively.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit	Exhibit Description

1.	Joint Filing Agreement

2.	Agreement and Plan of Merger dated as of February 8, 2004, by and among FCI Trading Corp., Diesel Acquisition LLC, Ferrell Companies,

CUSIP No. 095811105	13D	Page 18 of 20 Pages

Inc. and Blue Rhino Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Blue Rhino Corporation on February 9, 2004).

3.	Voting Agreement dated as of February 8, 2004 among FCI Trading Corp., Billy D. Prim, Andrew J. Filipowski, Malcolm R. McQuilkin, Camden Partners Strategic Fund II-A, L.P., Camden Partners Strategic Fund II-B, L.P. and Strategic Associates, L.P. (incorporated by reference to Exhibit 99.10 to the Current Report on Form 8-K filed by Blue Rhino Corporation on February 9, 2004).

4.	Power of Attorney for Richard M. Berkeley (previously filed as Exhibit 4 to Schedule 13G filed by the Reporting Persons with respect to Pharmanetics, Inc. on May 12, 2003, incorporated herein by reference)

5.	Power of Attorney for Edward L. Cahill (previously filed as Exhibit 3 to Schedule 13D/A filed by the Reporting Persons with respect to Concorde Career Colleges, Inc. on February 25, 2003, incorporated herein by reference)

6.	Power of Attorney for Richard M. Johnston (previously filed as Exhibit 3 to Schedule 13G filed by the Reporting Persons with respect to Pharmanetics, Inc. on May 12, 2003, incorporated herein by reference).

7.	Power of Attorney for David L. Warnock (previously filed as Exhibit 2 to Schedule 13D/A filed by the Reporting Persons with respect to Concorde Career Colleges, Inc. on February 25, 2003, incorporated herein by reference).

CUSIP No. 095811105	13D	Page 19 of 20 Pages

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2004	Strategic Associates, L.P.

By: Cahill, Warnock Strategic Partners, L.P., its general partner

/s/ Donald W. Hughes

Name: Donald W. Hughes
Title: General Partner

Cahill, Warnock Strategic Partners, L.P.

	By:	/s/ Donald W. Hughes

Name: Donald W. Hughes
Title: General Partner

Camden Partners Strategic Fund II-A, L.P.

By: Camden Partners Strategic II, LLC, its general partner

/s/ Donald W. Hughes

Name: Donald W. Hughes
Title: Managing Member

Camden Partners Strategic Fund II-B, L.P.

By: Camden Partners Strategic II, LLC, its general partner

/s/ Donald W. Hughes

Name: Donald W. Hughes
Title: Managing Member

Camden Partners Strategic II, LLC

	By:	/s/ Donald W. Hughes

Name: Donald W. Hughes
Title: Managing Member

/s/ Richard M. Berkeley*

Richard M. Berkeley

/s/ Edward L. Cahill*

Edward L. Cahill

/s/ Donald W. Hughes

Donald W. Hughes

CUSIP No. 095811105	13D	Page 20 of 20 Pages

/s/ Richard M. Johnston*

Richard M. Johnston

/s/ David L. Warnock*

David L. Warnock

*By:	/s/ Donald W. Hughes

Donald W. Hughes, Attorney-in-fact

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. §1001).